FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Preview of the second quarter of 2010 income statement.

Preview of the 2Q10

income statement

Madrid, 29th July 2010

Repsol YPF S.A.
2Q 2010 Earnings Preview

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Repsol YPF S.A.
2Q 2010 Earnings Preview

Considerable improvement in the business variables

Unaudited figures (IFRS)

2Q 2009 (*)	1Q 2010	2Q 2010	% Variation 2Q10/2Q09	SECOND QUARTER 2010 RESULTS	Jan-Jun 2009 (*)	Jan-Jun 2010	% Variation 10/09
CCS REPORTED EARNINGS (M€)
477	1,336	1,300	172.5	CCS OPERATING INCOME	1,457	2,636	80.9
296	555	535	80.7	CCS NET INCOME	845	1,090	29.0
CCS PROFORMA INDICATORS (M€)
481	1,260	1,262	162.4	CCS ADJUSTED OPERATING INCOME	1,243	2,522	102.9
326	508	523	60.4	CCS ADJUSTED NET INCOME	760	1,031	35.7
REPORTED EARNINGS (M€)
696	1,538	1,466	110.6	OPERATING INCOME	1,653	3,004	81.7
434	688	650	49.8	NET INCOME	963	1,338	38.9
PROFORMA INDICATORS (M€)
700	1,462	1,428	104.0	ADJUSTED OPERATING INCOME	1,439	2,890	100.8
464	641	638	37.5	ADJUSTED NET INCOME	878	1,279	45.7
EARNINGS PER SHARE
0.36	0.56	0.53	47.2	Euros per share	0.80	1.10	37.5
0.51	0.76	0.65	27.5	Dollars per share	1.13	1.34	18.6

(*)	To facilitate the comparison of second quarter 2010 figures, the second quarter 2009 figures mentioned in this earnings preview were properly amended according to accounting standards and as a result of the change in the accounting classification of the stake in the Alberto Pasqualini Refap, S.A. Group. (See Section 5: Comparison of information).

SECOND QUARTER 2010 MAIN HIGHLIGHTS AND KEY FINANCIAL FIGURES

•

Operating income on the basis of current cost of supplies (CCS) was 172.5% higher year-on-year. CCS recurrent operating income in the quarter was 162.4% higher than in the same quarter a year earlier and in line with previous quarter.

•

The increase in CCS recurrent operating income was the result of improved market conditions (better oil and gas prices and the appreciation of the dollar) that had also an impact in our businesses (integrated refining and marketing margin, positive performance of our chemical activity, and price management at our pump stations in Argentina).

•

The Group’s net financial debt (ex Gas Natural Fenosa) at 30 June 2010 amounted to 4,996 M€, with no major variations in comparison with the previous quarter. EBITDA generated in this quarter, 7.2% more than in the first quarter, was sufficient to cover investments, tax, dividend, and interest payments. The net debt/capital employed ratio at the end of first quarter stood at 15.6%, or 26.9% taking preference shares into account.

•	The incorporation of the PetroCarabobo, S.A. joint venture, which will be in charge of developing heavy oil resources of the Carabobo Project in Venezuela, was executed on 12 May.

•	In May 2010, Repsol has formally informed the National Iranian Oil Company (NIOC) and Shell of its decision to discontinue its participation in the Persian LNG Project.

•

On 8 June, the partners of the Caipipendi block (Repsol 37.5%, BG 37.5% and Pan American Energy 25%) signed the final investment decision for the first phase of the Margarita development Project in Bolivia.

•	On 10 June, the first gas liquefaction plant in South America was inaugurated at Pampa Melchorita, 170 km south of Lima (Peru). The plant is part of the Peru LNG project.

Repsol YPF S.A.	3

Repsol YPF S.A.
2Q 2010 Earnings Preview

1.- BREAKDOWN OF RESULTS BY BUSINESS AREA

1.1.- UPSTREAM

Unaudited figures (IFRS)

2Q 2009	1Q 2010	2Q 2010	% Variation 2Q10/2Q09		Jan-Jun 2009	Jan-Jun 2010	% Variation 10/09
140	432	299	113.6	OPERATING INCOME (M€)	325	731	124.9
172	432	370	115.1	ADJUSTED OPERATING INCOME (M€)	357	802	124.6
132	151	149	12.9	LIQUIDS PRODUCTION (Thousand boepd)	123	150	21.9
1,166	1,119	1,071	-8.1	GAS PRODUCTION (*) (Million scf/d)	1,156	1,095	-5.3
340	350	340	0.0	TOTAL PRODUCTION (Thousand boepd)	329	345	4.9
338	138	229	-32.2	INVESTMENTS (M€)	652	367	-43.7
62	78	119	91.9	EXPLORATION EXPENSE (M€)	90	197	118.9

2Q 2009	1Q 2010	2Q 2010	% Variation 2Q10/2Q09	INTERNATIONAL PRICES	Jan-Jun 2009	Jan-Jun 2010	% Variation 10/09
59.1	76.4	78.2	32.3	Brent ($/Bbl)	51.7	77.3	49.5
59.8	78.9	78.1	30.6	WTI ($/Bbl)	51.7	78.5	51.8
3.5	5.3	4.1	17.1	Henry Hub ($/MBtu)	4.2	4.7	11.9

2Q 2009	1Q 2010	2Q 2010	% Variation 2Q10/2Q09	REALISATION PRICES	Jan-Jun 2009	Jan-Jun 2010	% Variation 10/09
53.9	72.2	71.5	32.7	OIL ($/Bbl)	47.2	71.9	52.3
2.0	2.7	2.6	30.0	GAS ($/Thousand scf)	2.2	2.7	22.7

(*)	1,000 Mcf/d = 28.32 Mm3/d = 0.178 Mboed

Recurrent operating income in second quarter 2010 was 370 M€, 115.1% higher than in second quarter 2009.

The 198 M€ year-on-year difference is mainly explained by higher oil and gas prices and the change in the production mix:

•

Oil and gas realisation prices, net of the effect of royalties, had a positive impact of 160 M€. The 32.7% increase in oil realisation prices is in line with the variation in the price of Brent as a result of the greater contribution of sales in the U.S. following the start-up of Shenzi, and in Libya because of the increased quota.

•	Increased volumes of liquids production had a positive impact of 105 M€.

•	The higher exploration expense, resulting from greater activity, particularly seismic prospection, reduced income by 51 M€.

•	The appreciation of the dollar against the euro increased income by 26 M€.

•	Lastly, higher depreciation charges, as a result of increased production volume in the United States, and other minor items explain the remaining difference.

Production in this quarter totalled 340 Kboepd, in line with the same quarter last year. The production mix improved thanks to higher liquid volumes, particularly at the Shenzi field in the United States, the increased quota in Libya, and the incorporation of Barúa Motatán field in Venezuela. The drop in gas production was due to operating incidences and stoppages at the Atlantic and Atlas Methanol trains in Trinidad & Tobago, the change in the production sharing coefficient in the new contractual phase in Algeria, and the impact of higher PSC prices, combined with fewer gas deliveries to PDVSA and the sale of Barrancas in Venezuela, all of which was partially offset by the start-up of the Peru LNG project at the end of the quarter.

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Repsol YPF S.A.
2Q 2010 Earnings Preview

First half 2010 results

Recurrent operating income in the first six months of 2010 totalled 802M€, up 124.6% in comparison with the same period last year. This is mainly attributable to higher international oil and gas prices and greater production volumes.

Production in the first half of 2010 (345 Kboepd) was 4.9% higher than in first-half 2009 (329 Kboepd) principally as a result of the start-up of the Shenzi field. The production mix improved.

Investments

Investments in second quarter 2010 in Upstream amounted to 229M€. Investments in development accounted for 43% of the total amount, mainly spent in Trinidad & Tobago (23%), Bolivia (14%), the U.S. (14%), Libya (11%), Ecuador (11%) and Peru (10%). Investments in exploration accounted for 46% of the total amount, most of which was spent in Brazil (91%).

In the first half of 2010, investments in Upstream were 367 M€, 43.7% less than in 2009. Investments in development represented 47% of the total and were mainly in Trinidad & Tobago (28%), Libya (14%), Bolivia (13%), Peru (11%), and Ecuador (10%). Investments in exploration accounted for 44% of the total and were mainly earmarked for Brazil (88%) and Venezuela (10%).

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2Q 2010 Earnings Preview

1.2.- LNG

Unaudited figures (IFRS)

2Q 2009	1Q 2010	2Q 2010	% Variation 2Q10/2Q09		Jan-Jun 2009	Jan-Jun 2010	% Variation 10/09
23	34	-23	—	OPERATING INCOME (M€)	34	11	-67.6
23	34	13	-43.5	ADJUSTED OPERATING INCOME (M€)	34	47	38.2
37.0	25.5	34.9	-5.7	ELECTRICITY PRICES IN THE SPANISH ELECTRICITY POOL (€/MWh)	40.0	30.2	-24.5
47.2	53.7	52.8	11.9	LNG SALES (TBtu)	85.7	106.5	24.3
40	16	33	-17.5	INVESTMENTS(M€)	70	49	-30.0

1 TBtu= 1,000,000 MBtu

1 bcm= 1,000 Mm3 = 39.683 TBtu

Recurrent operating income in second quarter 2010 was 13 M€ vs. 23 M€ posted in the same quarter last year.

Second quarter 2010 operating income was lower mainly because of narrower LNG marketing margins which, however, were partially offset by higher sales volumes.

First-half 2010 results

Recurrent operating income in the first six months of 2010 was 47M€, 38.2% higher year-on-year, principally because of higher LNG marketing volumes and improved earnings performance in BBE.

Investments

Investments in second quarter and in first-half 2010 in the LNG division totalled 33M€ and 49M€, respectively. These investments were basically for the construction of the third tank at the Canaport LNG terminal which started operations in the second quarter of this year.

Repsol YPF S.A.	6

Repsol YPF S.A.
2Q 2010 Earnings Preview

1.3.- DOWNSTREAM

Unaudited figures (IFRS)

2Q 2009	1Q 2010	2Q 2010	% Variation 2Q10/2Q09		Jan-Jun 2009	Jan-Jun 2010	% Variation 10/09
106	188	372	250.9	CCS OPERATING INCOME(M€)	439	560	27.6
109	186	369	238.5	CCS ADJUSTED OPERATING INCOME (M€)	437	555	27.0

2Q 2009	1Q 2010	2Q 2010	% Variation 2Q10/2Q09		Jan-Jun 2009	Jan-Jun 2010	% Variation 10/09
325	390	538	65.5	OPERATING INCOME (M€)	635	928	46.1
328	388	535	63.1	ADJUSTED OPERATING INCOME (M€)	633	923	45.8
9,938	8,878	9,645	-2.9	OIL PRODUCT SALES (Thousand tons)	19,991	18,523	-7.3
707	641	607	-14.1	PETROCHEMICAL PRODUCT SALES (Thousand tons)	1,165	1,248	7.1
713	877	712	-0.1	LPG SALES (Thousand tons)	1,584	1,589	0.3
431	253	479	11.1	INVESTMENTS(M€)	764	732	-4.2

2Q 2009	1Q 2010	2Q 2010	% Variation 2Q10/2Q09	REFINING MARGIN INDICATOR ($/Bbl)	Jan-Jun 2009	Jan-Jun 2010	% Variation 10/09
0.5	2.1	3.3	—	Spain	2.5	2.8	12.0

CCS recurrent operating income was 369 M€, increasing 238.5% year-on-year. Recurrent operating income in the second quarter of 2010, which includes 166 M€ in inventory gains, was 535 M€ in comparison with 328 M€ in the same quarter 2009 which included 219 M€ in inventory gains.

The 260M€ increase in CCS adjusted operating income in second quarter 2010 in comparison with the same quarter in 2009 is the result of higher refining margins due to wider spreads in light and heavy oil and in medium distillates, the recovery in the Chemical business and strong Marketing activities.

•	Despite the slight drop in distillate volumes, the Company’s wider refining margin had a positive impact of 94M€ on the earnings of the Refining business.

•	The positive performance of the Marketing business, with strong margins and an improved sales mix which was biased towards high margin products, increased operating income by 22 M€.

•	Chemical activities, thanks to the recovery of margins, posted positive results, contributing 81 M€ to operating income.

•

Lastly, the appreciation of the dollar and the positive performance of other activities, except LPG, which had lower bottled LPG margins because of the time lag effect, explain the remaining difference.

First-half 2010 results

CCS recurrent operating income in the first six months of 2010, excluding inventory gains/(losses), was 555 M€, 27.0% higher than the 437 M€ posted a year earlier mainly driven by the recovery of the chemical business and earnings growth in Marketing activities.

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Repsol YPF S.A.
2Q 2010 Earnings Preview

Investments

Investments in Downstream in second quarter and first-half 2010 amounted to 479 M€ and 732 M€, respectively, and were mainly allocated to enlargement and conversion projects at the Cartagena refinery and in the fuel oil reductor unit at the Bilbao facilities, both projects contemplated in the Strategic Plan.

Repsol YPF S.A.	8

Repsol YPF S.A.
2Q 2010 Earnings Preview

1.4.- YPF

Unaudited figures (IFRS)

2Q 2009	1Q 2010	2Q 2010	% Variation 2Q10/2Q09		Jan-Jun 2009	Jan-Jun 2010	% Variation 10/09
129	411	420	225.6	OPERATING INCOME (M€)	452	831	83.8
95	420	441	364.2	ADJUSTED OPERATING INCOME (M€)	247	861	248.6
310	308	298	-3.9	LIQUIDS PRODUCTION (Thousand boepd)	316	303	-4.3
1,619	1,357	1,449	-10.5	GAS PRODUCTION (*) (Million scf/d)	1,589	1,392	-12.4
598	550	556	-7.0	TOTAL PRODUCTION (Thousand boepd)	599	551	-8.1
3,689	3,483	3,387	-8.2	OIL PRODUCT SALES (Thousand tons)	7,228	6,870	-5.0
346	309	325	-6.1	PETROCHEMICAL PRODUCT SALES (Thousand tons)	615	634	3.0
109	103	80	-26.6	LPG SALES (Thousand tons)	223	182	-18.1
201	241	356	77.1	INVESTMENTS (M€)	437	597	36.6

2Q 2009	1Q 2010	2Q 2010	% Variation 2Q10/2Q09	INDICATORS	Jan-Jun 2009	Jan-Jun 2010	% Variation 10/09
42.4	46.7	48.7	14.9	OIL REALISATION PRICES ($/Bbl)	40.9	47.7	16.6
1.8	3.1	2.0	11.1	GAS REALISATION PRICES (**) ($/Thousand scf)	2.3	2.5	8.7
182	262	232	27.5	PETROCHEMICAL DERIVATIVES ($/ton)	185	247	33.5

(*)	1,000 Mcf/d = 28.32 Mm3 /d = 0.178 Mboepd
(**)	Includes sales to Downstream and before Withholdings.

Recurrent operating income in second quarter 2010 at 441 M€, was 364.2% higher than the 95 M€ recorded in second quarter 2009.

The most significant year-on-year variations, which resulted in a 346 M€ increase in recurrent operating income, were the result of higher dollar-denominated domestic prices and international prices.

•	Higher dollar prices for fuels in the domestic market had a positive impact of 253 M€.

•	Higher revenues from exports and from products sold domestically, the price of which depends on international prices, had a positive impact of 159 M€.

•	Lower sales volumes of liquids diminished operating income by 76 M€.

•	Higher gas prices, mainly in the industrial sector, were able to offset lower sales volumes, contributing to a 19 M€ increase in operating income.

•	Other items, mainly the positive impact of the Petróleo Plus Plan, explain the remaining variations.

Production in this quarter was 7% lower than in the same quarter last year because of natural field decline. Gas production fell 10.5%, more than the 3.9% drop in oil since the Company is concentrating its investment efforts on oil production thanks to the benefits of the Petróleo Plus program and higher oil prices.

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Repsol YPF S.A.
2Q 2010 Earnings Preview

First-half 2010 results

Recurrent operating income in the first half of the year was 861 M€, 248.6% more than in the same period last year. This growth was driven by higher pump station fuel prices in dollars, closing the gap with import parity levels, greater revenue contribution from products sold in the domestic market the price of which is pegged to international prices, and the impact of higher export revenues.

Production in these first six months was 551 Kboepd, 8.1% less than in the same period last year. The drop was 12.4% in gas and 4.3% in liquids. In oil, this drop was less pronounced thanks to the investment efforts in response to the Petróleo Plus plan and higher prices.

Investments

Investments in second quarter 2010 at YPF totalled 356 M€, of which 280 M€ were spent in Exploration and Production and 86% of this amount in development projects.

In the first six months, these investments amounted to 597 M€, of which 484 M€ were earmarked for Exploration and Production and 90% of this amount to development projects.

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Repsol YPF S.A.
2Q 2010 Earnings Preview

1.5.- GAS NATURAL FENOSA

Unaudited figures (IFRS)

2Q 2009	1Q 2010	2Q 2010	% Variation 2Q10/2Q09		Jan-Jun 2009	Jan-Jun 2010	% Variation 10/09
165	256	295	78.8	OPERATING INCOME (M€)	334	551	65.0
165	256	181	9.7	ADJUSTED OPERATING INCOME (M€)	334	437	30.8
2,600	118	148	-94.3	INVESTMENTS (M€)	4,563	266	-94.2

Recurrent operating income in second quarter 2010 in Gas Natural Fenosa amounted to 181M€, 9.7% higher than the 165 M€ posted in the same year-ago quarter.

The 16 M€ increase was mainly the result of the integration of Unión Fenosa’s operating income in Gas natural SDG’s scope of consolidation since 30 April 2009.

First-half 2010 results

Recurrent operating income in the first half of 2010 was 437 M€ versus 334 M€ in the same period last year. Operating income was 30.8% higher mainly on the back of the incorporation of 100% of Unión FENOSA’s results in the scope of consolidation of Gas Natural SDG since 30 April of 2009.

Investments

Investments by Gas Natural Fenosa corresponding to the proportional consolidation of 30.01% in Repsol during second quarter 2010 were 148 M€. The 266 M€ investments in the first six months of the year were mainly earmarked for Gas and Power Distribution activities in Spain and Latin America, and for Power Generation in Spain and Mexico.

1.6.- CORPORATE AND OTHERS

This caption reflects operating income/expenses not attributable to operating areas.

An adjusted expense of 112 M€ was recorded in second quarter 2010 versus a net expense of 83 M€ in second quarter 2009. The differences relate mainly to business reclassifications.

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2Q 2010 Earnings Preview

2.- FINANCIAL INCOME/CHARGES AND DEBT

(*)	This caption reflects data on the Group’s (excluding Gas Natural Fenosa) financial income/charges and financial situation. Consolidated Group data are included in the tables detailing second quarter 2010 results (page 27 of this earnings preview).

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT (M€) – GROUP EX GAS NATURAL FENOSA	1Q10	2Q10	% Variation 2Q10/1Q10	Jan-Jun 10
NET DEBT AT THE START OF THE PERIOD	4,905	4,843	-1.3	4,905
EBITDA	-1,998	-2,141	7.2	-4,139
VARIATION IN TRADE WORKING CAPITAL	697	60	-91.4	757
INVESTMENTS (1)	656	1,108	68.9	1,764
DIVESTMENTS (2)	-159	-25	-84.3	-184
DIVIDENDS (including affiliates)	66	95	43.9	161
TRANSLATION DIFFERENCES	313	364	16.3	677
TAXES PAID	307	420	36.8	727
INTEREST EXPENSE AND OTHER MOVEMENTS	56	272	385.7	328
NET DEBT AT THE CLOSE OF THE PERIOD	4,843	4,996	3.2	4,996
NET DEBT + PREFERENCE SHARES AT THE CLOSE OF THE PERIOD	8,433	8,630	2.3	8,630
Debt ratio
CAPITAL EMPLOYED (M€)	30,378	32,123	5.7	32,123
NET DEBT / CAPITAL EMPLOYED (%)	15.9	15.6	-1.9	15.6
NET DEBT + PREFERENCE SHARES/ CAPITAL EMPLOYED (%)	27.8	26.9	-3.2	26.9
ROACE before non-adjusted items (%)	10.3	9.2	-10.7	9.7

(1)	5 M€ financial investments were made in second quarter 2010 which are not reflected in this table.
(2)	There were also 33 M€ in financial divestments in second quarter 2010.

The Group’s net financial debt, excluding Gas Natural Fenosa amounted to 4,996 M€ at 30 June 2010, in line with the figure at the end of the previous quarter.

EBITDA generated in the period was 7.2% higher than in the previous quarter and was sufficient to cover investments and tax, dividend, and interest payments.

The strong appreciation of the USD versus the euro in this period had a negative impact on net debt. The net debt/ capital employed ratio was not affected since a substantial part of operating assets are denominated in USD and, accordingly, similarly to operating cash flows, benefited from the appreciation of this currency.

The net debt/capital employed ratio at 30 June for the consolidated Group, ex Gas Natural Fenosa, was 15.6%, or 26.9% taking preference shares into account.

The Group’s net financial expenses at 30 June 2010 (ex Gas Natural Fenosa) was 298 M€ versus 85 M€ interest income in the same period last year. The following aspects are worth mentioning:

•	Net interest expense: increased by 10 M€ because of the higher average debt volume in the period, partially offset by lower interest rates than in first-half 2009.

•	Hedging positions income (expense):

The results of hedging positions in the first half of 2009 (+351 M€) was significantly affected by: 1) the depreciation of the Argentinean peso versus the USD (YPF’s functional currency is the USD and the balance sheet reflects a net receivables financial position) and 2) the depreciation of the USD versus the euro, mainly in the second part of the first six-month period, had an impact on dollar liability positions in relation to operating income hedge instruments.

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2Q 2010 Earnings Preview

In the first half of 2010, the USD appreciated strongly against the Euro and, accordingly, operating income in business lines reflects currency exchange gains.

The results of hedging positions are mainly the result of the depreciation of the Argentinean peso against the USD, partially compensated by the evolution of other currencies and financial expenses relating to short-term hedge derivatives.

•

Other financial expenses: A 34 M€ increase in financial expenses, including the incorporation in 2009 (March and July) of finance lease expenses for transport of natural gas marketed in the United States and Canada through the natural gas pipeline.

Unaudited figures (IFRS)

2Q 2009	1Q 2010	2Q 2010	% Variation 2Q10/2Q09	FINANCIAL INCOME/EXPENSES OF THE GROUP EX GAS NATURAL FENOSA (M€)	Jan-Jun 2009	Jan-Jun 2010	% Variation 10/09
-92	-92	-97	5.4	NET INTEREST EXPENSE (incl. preference shares)	-179	-189	5.6
240	-27	36	-85.0	HEDGING POSITIONS INCOME/EXPENSE	351	8	-97.7
-34	-31	-49	44.1	UPDATE OF PROVISIONS	-79	-79	0.0
20	29	31	55.0	CAPITALISED INTEREST	56	60	7.1
-38	-50	-48	26.3	OTHER FINANCIAL INCOME/EXPENSES	-64	-98	53.1
95	-171	-127	—	TOTAL	85	-298	—

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2Q 2010 Earnings Preview

3.- OTHER CAPTIONS IN THE PROFIT AND LOSS ACCOUNT

3.1.- TAXES

The corporate tax rate in second quarter 2010 was 44% and taxes accrued in this period totalled 550 M€. The corporate tax rate in the first half of 2010 was 43.5%, in line with full-year 2010 estimates.

3.2.- EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures (IFRS)

2Q 2009	1Q 2010	2Q 2010	% Variation 2Q10/2Q09	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (M€)	Jan-Jun 2009	Jan-Jun 2010	% Variation 10/09
-9.2	2.5	3.2	—	UPSTREAM	-10.0	5.7	—
12.6	12.0	5.8	-53.9	LNG	28.3	17.8	-37.1
6.1	12.4	4.3	-29.5	DOWNSTREAM	9.2	16.7	81.5
3.9	0.1	0.6	-84.6	YPF	4.4	0.7	-84.1
8.5	1.1	0.1	-98.8	Gas Natural Fenosa	17.2	1.1	-93.6
21.9	28.1	14.0	-36.1	TOTAL	49.1	42.0	-14.5

Income from minority interests in second quarter 2010 totalled 14 M€ versus 22 M€ in the same year-ago period.

In Upstream, the variation is explained by the losses posted by Zhambay and Enirepsa in 2009. Lower income at LNG was due to the drop in income at Atlantic LNG. In Downstream, operating income fell mainly because of lower earnings at CLH. In Gas Natural, the drop was due to the fact that Unión Fenosa was carried by the equity method in April 2009.

3.3.- MINORITY INTERESTS

Recurrent income attributable to minority interests in second quarter 2010 was 66 M€ versus 37 M€ in second quarter 2009. This caption mainly reflects the minority interests in 14.9% of YPF earnings following the divestment made in February 2008.

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2Q 2010 Earnings Preview

4.- HIGHLIGHTS

Since the publication of first quarter 2010 results, the most relevant items announced by the Company were as follows:

In Upstream, on 12 May the agreement was executed for creating the PetroCarabobo, S.A. joint venture that will be in charge of developing heavy oil reserves of the Carabobo Project in the Venezuelan Orinoco belt. The project, which could reach a maximum output of 400,000 barrels of oil per day over a 40-year period, also contemplates a commercial agreement that will allow Repsol’s Spanish refineries to process 165,000 barrels of oil a day. This agreement implies a major competitive advantage thanks to Repsol’s expertise in the use of advanced oil conversion technology at its refineries.

In May 2010, Repsol has formally informed the National Iranian Oil Company (NIOC) and Shell of its decision to discontinue its participation in the Persian LNG Project.

In May 2010, Repsol, in partnership with Niko Resources, Ltd, was awarded three exploration blocks (Cendrawasih II, III and IV) offshore the island of Papua in the 2010 Bidding Round in Indonesia. Repsol, with a 50% net interest in each of these blocks, is the operator of one of the blocks.

On 8 June, the partners of the Caipipendi block (Repsol 37.5%, BG 37.5% and Pan American Energy, 25%) signed the final investment decision for the first phase of the Margarita development project in Bolivia.

In June 2010, in Norway, the Company acquired a 40% stake in the PL-356 license operated by DetNorske, which holds the remaining 60%. The effective date of the transaction is 1 January 2010 and, at 30 June, was pending the approval of Norwegian authorities. The license is located in the southern part of Norway’s North Sea.

In LNG, the first gas liquefaction plant in South America was inaugurated on 10 June in Pampa Melchorita, 170 kilometres south of Lima (Peru). The plant has a nominal capacity of 4.4 million tons/year and will process 17 million cubic metres of gas per day.

On 24 June, Repsol delivered the first liquefied natural gas (LNG) shipment from the Pampa Mechorita (Peru) plant to the Barcelona Knutsen tanker. This shipment marks the start of Repsol’s exclusive marketing rights for the entire output of the plant pursuant to the agreement executed with Peru LNG in 2005 for an 18-year term as of the commencement of commercial operations.

In the Corporation, on 30 April the Company’s AGM approved a resolution on the payment of a total gross dividend of 0.85 €/share for 2009. The total dividend for fiscal year 2009 is 1,038 M€. On 22 December, the Company paid a final dividend for 2009 of 0.425 €/share, which implies 66.4% pay-out (percentage of corporate earnings paid as dividends to shareholders) and is compatible with the Company’s growth plans.

5.- COMPARISON OF INFORMATION

On 1 July 2008, the Group’s stake in Alberto Pacualini Refap, S.A. (REFAP) was classified as a “Non-current asset held for sale” in accordance with the provisions of IAS 5 Non-current assets held for sale and discontinued operations. Nevertheless, because of the unfavourable global scenario of this asset’s business sector and the widespread financial crisis, the sales process initiated by the Group was not concluded successfully. Consequently, the stake in REFAP was again proportionally incorporated in fourth quarter 2009 in the Group’s financial statements.

To facilitate the comparison of 2010 and 2009, in accordance with the applicable accounting standard (IAS 31 Interests in joint ventures) the figures for first and second quarter and first half of 2009 included in this earnings preview, were properly amended, integrating this company proportionally during the above-mentioned period. The year-on-year variations in the previously published financial statements for 2009 and those in this earnings preview are detailed in the following table:

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	FIRST QUARTER 2009 FIGURES
	Reported 2009	REFAP Integration	Reported 2010
EBITDA	1,443	28	1,471
Revenues from continous operations before financial expenses	11,292	284	11,576
Income from continuous operations before financial expenses	940	17	957
Financial expenses	(37)	5	(32)
Income before income tax and income of associates	903	22	925
Income tax	(356)	(9)	(365)
Share in income of companies carried by the equity method	27	—	27
Income for the period from discontinued activities	—	—	—
Income for the period	574	13	587
ATTRIBUTABLE TO:
Minority interests	58	—	58

EQUITY HOLDERS OF THE PARENT	516	13	529

	SECOND QUARTER 2009 FIGURES
	Reported 2009	REFAP Integration	Reported 2010
EBITDA	1,545	71	1,616
Revenues from continous operations before financial expenses	11,057	341	11,398
Income from continuous operations before financial expenses	643	53	696
Financial expenses	1	48	49
Income before income tax and income of associates	644	101	745
Income tax	(255)	(40)	(295)
Share in income of companies carried by the equity method	22	—	22
Income for the period from discontinued activities	—	—	—
Income for the period	411	61	472
ATTRIBUTABLE TO:
Minority interests	38	—	38

EQUITY HOLDERS OF THE PARENT	373	61	434

	JANUARY-JUNE 2009 FIGURES
	Reported 2009	REFAP Integration	Reported 2010
EBITDA	2,988	99	3,087
Revenues from continous operations before financial expenses	22,349	625	22,974
Income from continuous operations before financial expenses	1,583	70	1,653
Financial expenses	(36)	53	17
Income before income tax and income of associates	1,547	123	1,670
Income tax	(611)	(49)	(660)
Share in income of companies carried by the equity method	49	—	49
Income for the period from discontinued activities	—	—	—
Income for the period	985	74	1,059
ATTRIBUTABLE TO:
Minority interests	96	—	96

EQUITY HOLDERS OF THE PARENT	889	74	963

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Madrid, July 29th 2010

Investor Relations

E-mail: inversores@repsolypf.com

Website: www.repsol.com

Pº Castellana 278-280

28046 Madrid (Spain)

T: 34 917 53 55 48

F: 34 913 48 87 77

A teleconference for analysts and institutional investors is scheduled today, 29 April, at 4:00 p.m. (CET) to report on Repsol’s second quarter 2010 results.

The teleconference can be followed live at Repsol’s website (www.repsol.com). A recording of the entire event will be available for at least one month at the company’s website www.repsol.com for investors and any interested party.

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TABLES

2Q 2010 RESULTS

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REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q09	1Q10	2Q10	2009	2010
EBITDA	1,616	2,397	2,472	3,087	4,869
Income from continuous operations before financial expenses	696	1,538	1,466	1,653	3,004
Financial expenses	49	(249)	(218)	17	(467)
Income before income tax and income of associates	745	1,289	1,248	1,670	2,537
Income tax	(295)	(554)	(550)	(660)	(1,104)
Share in income of companies carried by the equity method	22	28	14	49	42
Income for the period from discontinued activities	—	—	—	—	—
Income for the period	472	763	712	1,059	1,475
ATTRIBUTABLE TO:
Minority interests	38	75	62	96	137

EQUITY HOLDERS OF THE PARENT	434	688	650	963	1,338

Earnings per share accrued by parent company (*)
* Euro/share	0.36	0.56	0.53	0.80	1.10
* $/ADR	0.51	0.76	0.65	1.13	1.34

(*)	The issued share capital of Repsol YPF, S.A. consists of 1,220,863,463 shares.Earnings per share is calculated considering the average number of outstanding shares and including own shares held by the Company. The average number of outstanding shares was 1,208,634,035 in 2009 and 1,220,863,463 in 2010.
Dollar/euro	exchange rate at date of closure of each quarter

1.413 dollars per euro in 1Q09

1.348 dollars per euro in 4Q09

1.227 dollars per euro in 1Q10

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BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	2Q09			JANUARY-JUNE 2009
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	696	4	700	1,653	(214)	1,439
Upstream	140	32	172	325	32	357
LNG	23	—	23	34	—	34
Downstream	325	3	328	635	(2)	633
YPF	129	(34)	95	452	(205)	247
Gas Natural Fenosa	165	—	165	334	—	334
Corporate and others	(86)	3	(83)	(127)	(39)	(166)
Financial expenses	49	—	49	17	—	17
Income before income tax and income of associates	745	4	749	1,670	(214)	1,456
Income tax	(295)	25	(270)	(660)	111	(549)
Share in income of companies carried by the equity method	22	—	22	49	—	49
Income for the period from discontinued activities	—	—	—	—	—	—
Income for the period	472	29	501	1,059	(103)	956
ATTRIBUTABLE TO:
Minority interests	38	(1)	37	96	(18)	78

EQUITY HOLDERS OF THE PARENT	434	30	464	963	(85)	878

	1Q10			JANUARY-MARCH 2010
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,538	(76)	1,462	1,538	(76)	1,462
Upstream	432	—	432	432	—	432
LNG	34	—	34	34	—	34
Downstream	390	(2)	388	390	(2)	388
YPF	411	9	420	411	9	420
Gas Natural Fenosa	256	—	256	256	—	256
Corporate and others	15	(83)	(68)	15	(83)	(68)
Financial expenses	(249)	—	(249)	(249)	—	(249)
Income before income tax and income of associates	1,289	(76)	1,213	1,289	(76)	1,213
Income tax	(554)	13	(541)	(554)	13	(541)
Share in income of companies carried by the equity method	28	—	28	28	—	28
Income for the period from discontinued activities	—	—	—	—	—	—
Income for the period	763	(63)	700	763	(63)	700
ATTRIBUTABLE TO:
Minority interests	75	(16)	59	75	(16)	59

EQUITY HOLDERS OF THE PARENT	688	(47)	641	688	(47)	641

	2Q10			JANUARY-JUNE 2010
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,466	(38)	1,428	3,004	(114)	2,890
Upstream	299	71	370	731	71	802
LNG	(23)	36	13	11	36	47
Downstream	538	(3)	535	928	(5)	923
YPF	420	21	441	831	30	861
Gas Natural Fenosa	295	(114)	181	551	(114)	437
Corporate and others	(63)	(49)	(112)	(48)	(132)	(180)
Financial expenses	(218)	15	(203)	(467)	15	(452)
Income before income tax and income of associates	1,248	(23)	1,225	2,537	(99)	2,438
Income tax	(550)	15	(535)	(1,104)	28	(1,076)
Share in income of companies carried by the equity method	14	—	14	42	—	42
Income for the period from discontinued activities	—	—	—	—	—	—
Income for the period	712	(8)	704	1,475	(71)	1,404
ATTRIBUTABLE TO:
Minority interests	62	4	66	137	(12)	125

EQUITY HOLDERS OF THE PARENT	650	(12)	638	1,338	(59)	1,279

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BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS OPERATIONS

BEFORE FINANCIAL EXPENSES BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q09	1Q10	2Q10	2009	2010
Upstream	661	1,003	1,008	1,222	2,011
USA and Brazil	140	206	248	184	454
North of Africa	132	253	263	276	516
Rest of the world	413	560	509	806	1,069
Adjustments	(24)	(16)	(12)	(44)	(28)
LNG	269	336	258	553	594
Downstream	7,671	8,397	9,551	15,339	17,948
Europe	7,081	7,809	8,742	14,214	16,551
Rest of the world	953	1,130	1,289	1,787	2,419
Adjustments	(363)	(542)	(480)	(662)	(1,022)
YPF	2,045	2,502	2,867	4,343	5,369
Upstream	1,065	1,153	1,266	2,390	2,419
Downstream	1,631	2,118	2,411	3,235	4,529
Corporate	62	59	92	118	151
Adjustments	(713)	(828)	(902)	(1,400)	(1,730)
Gas Natural Fenosa	1,052	1,551	1,441	2,031	2,992
Corporate & others	(300)	(213)	(384)	(514)	(597)

TOTAL	11,398	13,576	14,741	22,974	28,317

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BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS

BEFORE FINANCIAL EXPENSES BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q09	1Q10	2Q10	2009	2010
Upstream	140	432	299	325	731
USA and Brazil	(9)	38	27	(8)	65
North of Africa	69	198	184	158	382
Rest of the world	80	196	88	175	284
LNG	23	34	(23)	34	11
Downstream	325	390	538	635	928
Europe	232	352	480	478	832
Rest of the world	93	38	58	157	96
YPF	129	411	420	452	831
Upstream	146	254	235	500	489
Downstream	18	188	240	17	428
Corporate	(35)	(31)	(55)	(65)	(86)
Gas Natural Fenosa	165	256	295	334	551
Corporate & others	(86)	15	(63)	(127)	(48)

TOTAL	696	1,538	1,466	1,653	3,004

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BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q09	1Q10	2Q10	2009	2010
Upstream	323	666	615	633	1,281
USA and Brazil	54	167	154	64	321
North of Africa	95	213	203	205	416
Rest of the world	174	286	258	364	544
LNG	44	66	48	73	114
Downstream	494	498	684	948	1,182
Europe	371	434	622	741	1,056
Rest of the world	123	64	62	207	126
YPF	545	810	874	1,074	1,684
Upstream	503	601	606	1,006	1,207
Downstream	64	232	284	109	516
Corporate	(22)	(23)	(16)	(41)	(39)
Gas Natural Fenosa	285	399	331	520	730
Corporate & others	(75)	(42)	(80)	(161)	(122)

TOTAL	1,616	2,397	2,472	3,087	4,869

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BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q09	1Q10	2Q10	2009	2010
Upstream	338	138	229	652	367
USA and Brazil	165	47	120	249	167
North of Africa	58	13	13	144	26
Rest of the world	115	78	96	259	174
LNG	40	16	33	70	49
Downstream	431	253	479	764	732
Europe	422	230	443	738	673
Rest of the world	9	23	36	26	59
YPF	201	241	356	437	597
Upstream	160	204	280	358	484
Downstream	32	33	65	59	98
Corporate	9	4	11	20	15
Gas Natural Fenosa	2,600	118	148	4,563	266
Corporate & others	—	10	17	56	27

TOTAL	3,610	776	1,262	6,542	2,038

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REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2009	JUNE 2010
NON-CURRENT ASSETS
Goodwill	4,733	5,165
Other intangible assets	2,085	2,671
Property, Plant and Equipmment	31,900	34,990
Investment property	35	33
Equity-accounted financial investments	531	612
Non-current financial assets
Non-current financial instruments	1,559	1,776
Others	173	129
Deferred tax assets	2,021	2,276
Other non-current assets	273	333
CURRENT ASSETS
Non-current assets classified as held for sale (*)	746	147
Inventories	4,233	5,298
Trade and other receivables	6,773	8,158
Other current financial assets	713	635
Cash and cash equivalents	2,308	3,344

TOTAL ASSETS	58,083	65,567

TOTAL EQUITY
Attributable to equity holders of the parent	19,951	22,398
Attributable to minority interests	1,440	1,640
NON-CURRENT LIABILITIES
Subsidies	124	85
Non-current provisions	3,097	3,547
Non-current financial debt	15,411	16,053
Deferred tax liabilities	3,395	3,889
Other non-current liabilities
Current debt for finance leases	1,919	2,593
Others	753	823
CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale (*)	185	29
Current provisions	282	207
Current financial liabilities	3,499	3,834
Trade debtors and other payables:
Current debt for finance leases	172	212
Other trade debtors and payables	7,855	10,257

TOTAL LIABILITIES	58,083	65,567

(*)	Assets and liabilities associated with non-current assets held for sale are included in these lines.

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STATEMENT OF CASH FLOW

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	JANUARY-JUNE
	2009	2010
I.CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxes and associates	1,670	2,537
Adjustments:
Depreciation of Property, Plant and Equipment	1,677	1,914
Other adjustments (net)	(260)	418

EBITDA	3,087	4,869
Variation in working capital	(315)	(1,010)
Dividends received	41	27
Income taxes received/(paid)	(479)	(782)
Other proceeds/(payments) from operating activities	(172)	(186)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES	(610)	(941)

	2,162	2,918

II. CASH FLOWS FROM INVESTING ACTIVITIES
Investment payments
Group companies, associates, and business units	(4,455)	(13)
Property, plant and equipment, intangible assets and property investments	(2,073)	(1,912)
Other financial assets	(14)	(113)

Total Investments	(6,542)	(2,038)
Proceeds on divestments	465	824
Other cash flows

	(6,006)	(1,214)

III. CASH FLOWS FROM FINANCING ACTIVITIES
Receipts/Payments from equity instruments	—	—
Proceeds on issue of financial liabilities	6,347	5,251
Payments for return and amortization of financial obligations	(2,311)	(5,352)
Dividends paid	(747)	(181)
Interest paid	(359)	(472)
Other proceeds/(payments) from financing activities	404	(67)

	3,334	(821)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2,922	2,308
Net cash flows (I, II y III)	(510)	883
Translation differences	(5)	153

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	2,407	3,344

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FINANCIAL INCOME/CHARGES AND DEBT

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT OF THE CONSOLIDATED GROUP (M€)	1Q 2010	2Q 2010	% Variation 2010	Ene-Jun 1Q10/1Q10
NET DEBT AT THE START OF THE PERIOD	10,928	10,926	0.0	10,928
EBITDA	-2,397	-2,472	3.1	-4,869
VARIATION IN TRADE WORKING CAPITAL	812	198	-75.6	1,010
INVESTMENTS (1)	774	1,257	62.4	2,031
DIVESTMENTS (2)	-162	-614	279.0	-776
DIVIDENDS (including affiliates)	79	102	29.1	181
TRANSLATION DIFFERENCES	382	445	16.5	827
TAXES PAID	307	475	54.7	782
INTEREST EXPENSE AND OTHER MOVEMENTS	203	354	74.4	557
NET DEBT AT THE CLOSE OF THE PERIOD	10,926	10,671	-2.3	10,671
NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	14,694	14,484	-1.4	14,484
Debt ratio
CAPITAL EMPLOYED (M€)	37,597	38,522	2.5	38,522
NET DEBT / TOTAL CAPITAL EMPLOYED (%)	29.1	27.7	-4.8	27.7
NET DEBT + PREFERRED SHARES / CAPITAL EMPLOYED (%)	39.1	37.6	-3.8	37.6
ROACE before non-adjusted items (%)	9.1	8.9	-2.2	9.0

(1)	5 M€ financial investments were made in second quarter 2010 which are not reflected in this table.
(2)	There were also 33 M€ in financial divestments in second quarter 2010.

Unaudited figures (IFRS)

1Q 2009	1Q 2010	2Q 2010	% Variation 2Q10/2Q09	FINANCIAL INCOME / EXPENSES OF THE CONSOLIDATED GROUP (M€)	Jan-Jun 2009	Jan-Jun 2010	% Variation 10/09
-163	-165	-166	1.8	NET INTEREST EXPENSE (incl. preferred shares)	-278	-331	19.1
239	-27	37	-84.5	HEDGING POSITIONS INCOME/EXPENSE	359	10	-97.2
-37	-34	-52	40.5	UPDATE OF PROVISIONS	-83	-86	3.6
24	33	36	50.0	CAPITALISED INTEREST	62	69	11.3
-13	-56	-73	461.5	OTHER FINANCIAL INCOME / EXPENSES	-43	-129	200.0
49	-249	-218	—	TOTAL	17	-467	—

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TABLES

OPERATING HIGHLIGHTS 2Q 2010

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OPERATING HIGHLIGHTS UPSTREAM

		2009			2010			% Variation 10 / 09
	Unit	1Q	2Q	Accum	1Q	2Q	Accum
HYDROCARBON PRODUCTION	K Boed	317	340	329	350	340	345	4.9%
Crude and Liquids production	K Boed	113	132	123	151	149	150	21.9%
USA and Brazil	K Boed	12	31	22	41	40	40	86.1%
North Africa	K Boed	40	39	40	46	44	45	13.0%
Rest of the world	K Boed	61	62	62	64	65	65	5.0%
Natural gas production	K Boed	204	208	206	199	191	195	-5.3%
USA and Brazil	K Boed	1	2	1	2	2	2	98.1%
North Africa	K Boed	14	13	14	6	6	6	-55.2%
Rest of the world	K Boed	189	193	191	191	182	187	-2.4%

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OPERATING HIGHLIGHTS DOWNSTREAM

		2009			2010			% Variation 1Q10 / 1Q09
	Unit	1Q	2Q	Accum	1Q	2Q	Accum
CRUDE PROCESSED	Mtoe	9.8	8.7	18.5	7.7	8.6	16.3	-11.7%
Europe	Mtoe	8.2	7.1	15.3	6.2	7.1	13.2	-13.1%
Rest of the world	Mtoe	1.6	1.6	3.2	1.6	1.5	3.1	-4.8%
SALES OF OIL PRODUCTS	Kt	10,053	9,938	19,991	8,878	9,645	18,523	-7.3%
Europe	Kt	8,522	8,279	16,801	7,244	8,077	15,321	-8.8%
–Own network	Kt	5,256	5,344	10,600	4,963	5,222	10,185	-3.9%
- Light products	Kt	4,386	4,416	8,802	4,311	4,381	8,692	-1.2%
- Other Products	Kt	870	928	1,798	652	841	1,493	-17.0%
–Other Sales to Domestic Market	Kt	1,786	1,560	3,346	1,328	1,401	2,729	-18.4%
- Light products	Kt	1,278	1,064	2,342	908	1,006	1,914	-18.3%
- Other Products	Kt	508	496	1,004	420	395	815	-18.8%
–Exports	Kt	1,480	1,375	2,855	953	1,454	2,407	-15.7%
- Light products	Kt	527	549	1,076	278	370	648	-39.8%
- Other Products	Kt	953	826	1,779	675	1,084	1,759	-1.1%
Rest of the world	Kt	1,531	1,659	3,190	1,634	1,568	3,202	0.4%
–Own network	Kt	418	478	896	440	476	916	2.2%
- Light products	Kt	354	379	733	375	367	742	1.2%
- Other Products	Kt	64	99	163	65	109	174	6.7%
–Other Sales to Domestic Market	Kt	808	852	1,660	862	903	1,765	6.3%
- Light products	Kt	561	593	1,154	639	660	1,299	12.6%
- Other Products	Kt	247	259	506	223	243	466	-7.9%
–Exports	Kt	305	329	634	332	189	521	-17.8%
- Light products	Kt	140	212	352	113	76	189	-46.3%
- Other Products	Kt	165	117	282	219	113	332	17.7%
CHEMICALS
Sales of petrochemicals products	Kt	458	707	1,165	641	607	1,248	7.1%
Europe	Kt	412	577	989	540	545	1,085	9.7%
Base petrochemical	Kt	74	173	247	178	207	385	55.7%
Derivative petrochemicals	Kt	338	404	742	363	337	700	-5.6%
Rest of the world	Kt	46	130	176	101	62	163	-7.2%
Base petrochemical	Kt	0	25	25	25	22	47	91.8%
Derivative petrochemicals	Kt	46	106	151	76	40	116	-23.4%
LPG
LPG sales	Kt	871	713	1,584	877	712	1,589	0.3%
Europe	Kt	577	372	949	581	349	930	-2.0%
Rest of the world	Kt	294	341	635	296	363	659	3.8%

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

Repsol YPF S.A.	30

Repsol YPF S.A.
2Q 2010 Earnings Preview

OPERATING HIGHLIGHTS YPF

		2009			2010			% Variation 1Q10 /1Q09
	Unit	1Q	2Q	Accum	1Q	2Q	Accum
UPSTREAM
HYDROCARBON PRODUCTION	K Boed	601	598	599	550	556	551	-8.1%
Crude and Liquids production	K Boed	323	310	316	308	298	303	-4.3%
Argentina	K Boed	320	307	314	306	297	301	-4.1%
Rest of the world	K Boed	3	2	3	2	2	2	-34.7%
Natural gas production	K Boed	278	288	283	242	258	248	-12.4%
Argentina	K Boed	277	288	282	242	258	248	-12.4%
Rest of the world	K Boed	1	0	1	0	0	0	-12.3%

DOWNSTREAM
CRUDE PROCESSED	M toe	4.0	4.2	8.2	4.0	3.7	7.7	-5.6%
SALES OF OIL PRODUCTS (*)	Kt	3,539	3,689	7,228	3,483	3,387	6,870	-5.0%
Own network	Kt	2,684	2,829	5,513	2,687	2,754	5,440	-1.3%
Light products	Kt	2,213	2,157	4,370	2,285	2,267	4,552	4.1%
Other Products	Kt	472	671	1,143	402	487	889	-22.2%
Other Sales to Domestic Market	Kt	316	324	640	325	261	585	-8.6%
Light products	Kt	208	205	413	175	123	299	-27.7%
Other Products	Kt	108	119	227	149	137	286	26.2%
Exports	Kt	539	536	1,075	472	373	845	-21.4%
Light products	Kt	186	168	354	104	106	210	-40.5%
Other Products	Kt	353	368	721	368	266	634	-12.0%

PETROCHEMICALS
SALES OF PETROCHEMICALS PRODUCTS	Kt	270	346	615	309	325	634	3.0%
Base petrochemical	Kt	43	46	89	50	42	93	4.1%
Derivative petrochemicals	Kt	226	300	526	258	283	541	2.8%

LPG
LPG sales	Kt	113	109	223	103	80	182	-18.1%

Other sales to domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

(*)	Includes YPF S.A. + 50% Refinor + Lubricants Chile

Repsol YPF S.A.	31

Repsol YPF S.A.
2Q 2010 Earnings Preview

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict. These risks and uncertainties include those factors identified in the documents filed by Repsol YPF and its subsidiaries at the Spanish Comisión Nacional del Mercado de Valores (CNMV), the Comisión Nacional de Valores in Argentina, and the U.S. Securities and Exchange Commission.

Unless required by applicable law, Repsol YPF does not assume any obligation – even when new data are published or new events occur – of publicly disclosing the update or review of these forward-looking statements.

Repsol YPF S.A.	32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: July 29th, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer